The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300 | Fax: 202-239-3333

David J. Baum	Direct Dial: 202-239-3346	Email: David.Baum@alston.com

May 24, 2024

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn: Kim Martin

Re:	Kurv ETF Trust (the “Trust” or “Registrant”) Post-Effective Amendment No. 10 to the Trust’s Registration Statement on Form N-1A, filed on March 22, 2024 File Numbers 333-233633, 811-23473

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Staff”) via video-call (the “Comments”) on April 30, 2024, relating to Post-Effective Amendment No. 10 (“PEA No. 10”) to the Trust’s Registration Statement on Form N-1A filed on March 22, 2024, regarding the Kurv TaxOptimized Large Cap ETF (the “Fund”), a series of the Trust. The prospectus (the “Prospectus”) and statement of additional information (“SAI,” and together with the Prospectus, the “Documents”) contained in the Registration Statement will be updated in response to the Staff’s Comments and a revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

General Comments

Comment #1

The Staff provides the following standard comments:

a.	Where a comment is made in one location it is applicable to all similar disclosures appearing elsewhere in the same registration statement.
b.	The Staff reminds the Registrant that the company and its management are responsible for the accuracy and adequacy of its disclosures not withstanding any review, comments, action or absence of action by the Staff.

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May 24, 2023

c.	The Staff asks the Registrant to please file the responses to comments on Edgar at least 5 days in advance of the effectiveness.

Response #1

The Registrant acknowledges the Staff’s comments above and will respond as requested.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #2

In the “Fund Fees and Expenses” section, please remove the second sentence of the first paragraph, as this language is not a part of Item 3.

Response #2

The Registrant has deleted the sentence as requested.

Summary Section – Principal Investment Strategies

Comment #3

In the “Principal Investment Strategies” section, please disclose any limits on maturity, duration, or geographic concentration for fixed income instruments, if applicable.

Response #3

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure below:

Principal Investment Strategies

The Fund seeks to exceed the total return of the S&P 500 Index (the “Benchmark”) by investing under normal circumstances in ~~US~~U.S. large cap equity exchanged traded funds (ETFs) as well as derivatives on ~~US~~U.S. large cap ETFs, backed by a portfolio of Fixed Income Instruments and Preferred Securities Instruments.

“Fixed Income Instruments” will primarily consist of municipal bonds and municipal bond ETFs but may include ~~ETFs on~~ non-municipal bonds, bonds, debt securities and other similar instruments issued by various U.S. and non-U.S. public- or private-sector entities~~.~~ as well ETFs on such instruments. “Preferred Securities Instruments” consist of preferred securities of U.S. companies and ETFs primarily investing in preferred securities. The Fund may invest in U.S. and non-U.S. Fixed Income Instruments of any maturity or duration.

May 24, 2023

The Fund normally uses option contracts on ~~US~~U.S. large cap equity ETFs and ~~US~~U.S. large cap equity ETFs to attempt to equal or exceed the daily performance of the ~~S&P 500 Index~~Benchmark. The value of option contracts on ~~US~~U.S. large cap equity ETFs as well as ~~US~~U.S. large cap equity ETFs should closely track changes in the ~~value of the S&P 500 Index.~~ETFs underlying indices. The Fund typically will seek to gain long exposure to ~~its benchmark index~~ the Benchmark in an amount, under normal circumstances, approximately equal to the Fund’s net assets. The Fund may also invest directly in common stocks and index derivatives, such as futures, options on futures, and swaps. However, derivatives tracking ~~US~~U.S. large cap equity ETFs may be purchased with a fraction of the assets that would be needed to purchase the equity securities directly, so that the remainder of the assets may be invested in Fixed Income Instruments. Kurv actively manages the Fixed Income Instruments held by the Fund with a view toward enhancing the Fund’s total return.

The Fund looks at the universe of Fixed Income Instruments and Preferred Securities and estimates the after-tax income associated with each of those investments, and then trades those assets in such a way as to achieve a high level of risk-adjusted after tax income. Where relevant, the Adviser may use data from third party research providers in assessing Fixed Income Instruments and Preferred Securities and in allocating such instruments to the portfolio.

Under normal circumstances, the Fund invests at least 80% of its net assets plus any borrowings for investment purposes in equity securities of U.S. large capitalization companies, ~~US~~U.S. large cap equity ETFs or derivatives on ~~US~~U.S. large cap equity ETFs, the value of which are linked to equity securities issued by large-capitalization companies.  For the purpose of the Fund's 80% policy, a large capitalization company has a market capitalization within the range represented in the S&P 500 Index (between approximately $6.5 billion and $2.9 trillion (as of December 31, 2023~~)~~  at the time of purchase. The Fund will consider the investments of the underlying ETFs in which it invests when determining compliance with its 80% policy.

The Fund may invest, without limitation, in derivative instruments, such as options, futures contracts or swap agreements, subject to applicable law and any other restrictions described in the Fund’s prospectus or Statement of Additional Information. The Fund may purchase or sell securities on a when-issued, delayed delivery or forward commitment basis and may engage in short sales. Assets not invested in large cap equity ETFs, equity securities or derivatives, may be invested in Fixed Income Instruments and Preferred Securities Instruments. The Fund may invest up to 20% of its total assets in high yield securities, including high yield ETFs (“junk bonds”) rated B or higher by Moody’s Investors Service, Inc. (“Moody’s”), or equivalently rated by Standard & Poor’s Ratings Services (“S&P”) or Fitch, Inc. (“Fitch”), or, if unrated, determined by Kurv to be of comparable quality. In the event that ratings services assign different ratings to the same security, Kurv will use the highest rating as the credit rating for that security.

May 24, 2023

With respect to the Fund’s fixed income investments, the Fund may invest, without limitation, in securities denominated in foreign currencies and in U.S. dollar-denominated securities of foreign issuers. Additionally, with respect to such investments, the Fund may invest up to 10% of its total assets in securities and instruments that are economically tied to emerging market countries (this limitation does not apply to investment grade sovereign debt denominated in the local currency with less than 1 year remaining to maturity, which means with respect to the Fund’s fixed income investments, the Fund may invest in such instruments without limitation subject to any applicable legal or regulatory limitation). Emerging market countries include any country other than the countries comprising the MSCI World Index (currently, Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Hong Kong, Ireland, Israel, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland, the United Kingdom and the United States).

With respect to the Fund’s fixed income investments, the Fund will normally limit its foreign currency exposure (from non-U.S. dollar-denominated securities or currencies) to 10% of its total assets. The Fund may also invest up to 15% of its total assets in ~~preferred securities~~ Preferred Securities Instruments.

Comment #3

In the “Principal Investment Strategies” section, please revise the 80% test in the fourth paragraph to refer to net asset “plus any borrowing for investment purposes” since the Fund may borrow (citing rule 35d-1(a) and d(1) and (2)0.

Response #3

The Registrant has revised the 80% policy as requested. Please see the revised disclosure in the response to Comment #3 above.

Comment #4

In the “Principal Investment Strategies” section, please disclose here, in Item 9 or in the SAI that the Fund will consider the investment of the underlying funds when determining compliance with its own names policy.

Response #4

The Registrant has added the disclosure as requested. Please see the revised disclosure in the response to Comment #3 above.

Comment #5

In the “Principal Investment Strategies” section, please update to explain how the Fund’s investment strategy is designed to maximize risk-adjusted, non-taxable current income. We may have further comment.

Response #5

The Registrant has revised the disclosure in response to the comment. Please see the revised disclosure in the response to Comment #3 above, in particular the new 4th paragraph.

May 24, 2023

Summary Section – Principal Risks

Comment #6

In the “Principal Risks of Investing in the Fund” section, please tell us if the Fund may invest in instruments traded outside of a collateralized settlement system. If yes, please disclose that there are limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis. Please also disclose, that to the extent those authorized participants exit the business or are unable to process creation and/or redemption orders, and no other authorized participant is able to step forward to do so, there may be a significantly diminished trading market for the ETF shares, and this could lead to differences between the market price of the ETF shares and the underlying value of those shares.

Response #6

The Registrant does not anticipate investing in instruments traded outside of a collateralized settlement system.

Comment #7

Under the “Exchange-Traded Fund (ETF) Risk” disclosure, please revise to briefly address the following ETF related risks, as applicable:

a.	Market Risk
b.	Absence of Active Trading Market
c.	Liquidity Risk
d.	International Securities Risk

Response #7

The Registrant has revised the risk factor to address the ETF related risk in response to the comment. Please see the revised risk factor below:

Exchange Traded Fund (ETF) Structure Risk

The Fund is structured as an exchange traded fund and as a result is subject to special risks, including:

•	Market Price Variance Risk. The market prices of shares will fluctuate in response to changes in NAV and supply and demand for shares and will include a “bid-ask spread” charged by the exchange specialists, market makers or other participants that trade the particular security. There may be times when the market price and the NAV vary significantly. This means that Shares may trade at a discount to NAV.

~~The risks of investing in securities of an ETF typically reflect the risks of the instruments in which the underlying ETF invests. Because ETFs are listed on an exchange, ETFs may be subject to trading halts and may trade at a discount or premium to their NAV. In addition, ETFs are investment companies, and a fund will bear its proportionate share of the fees and expenses of an investment in an ETF. As a result, a fund's expenses may be higher and performance may be lower. The in-kind redemption and purchase mechanism of ETFs used by market makers seeking to arbitrage away any differences in the market value as compared with net asset value generally keeps premium or discounts to a minimal level.~~

•	Authorized Participant Risk. In times of market stress, market makers may step away from their role market making in shares of exchange traded funds and in executing trades, which can lead to differences between the market value of Fund shares and the Fund’s NAV.

May 24, 2023

•	Trading Issues. In stressed market conditions, the market for the Fund’s shares may become less liquid in response to the deteriorating liquidity of the Fund’s portfolio. This adverse effect on the liquidity of the Fund’s shares may, in turn, lead to differences between the market value of the Fund’s shares and the Fund’s NAV.

•	Absence of Active Trading Market Risk. An active trading market for the Fund’s shares may not be developed or maintained. Trading in Shares on the Exchange may be halted due to market conditions or for reasons that, in the view of the Exchange, make trading in Shares inadvisable, such as extraordinary market volatility. There can be no assurance that Shares will continue to meet the listing requirements of the Exchange. If the Fund’s shares are traded outside a collateralized settlement system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.

Comment #8

In the “Emerging Markets Risk” disclosure, please provide the Fund’s definition of emerging market countries.

Response #8

The Registrant has added a definition of emerging market countries in the “Principal Investment Strategies” section in response to the comment. `Please see the revised disclosure in the response to Comment #3 above.

Statutory Section - Additional Information About The Fund’s Investment Objectives, Strategies And Risks

Comment #9

In the “Principal Investment Strategies” section, please include the Fund’s secondary investment objective given the reference to tax optimization in the Fund’s name.

Response #9

The Registrant has added the Fund’s secondary investment objective as requested.

SAI

Cover Page

Comment #10

Please revise the cover page of the SAI to include the registrant’s name, the Fund’s ticker symbol, and the principal US market that the ETF shares will trade on.

May 24, 2023

Response #10

The Registrant has revised the cover page as requested.

Investment Restrictions and Policies – Fundamental Policies

Comment #11

In the “Investment Restrictions and Policies” section, please explain how the Fund interprets its concentration policy with respect to a “group of industries” consistent with Section 8(b)(1) of the Investment Company Act of 1940.

Response #11

The Registrant has modified the investment restriction and revised the disclosure in response to the comment.

Please see revised investment restriction below:

7.	The Fund may not ~~concentrate its investments in a particular industry, as that term is used in the 1940 Act, and as interpreted, modified, or otherwise permitted by regulatory authority having jurisdiction, from time to time.~~invest 25% or more of the market value of its assets in the securities of companies engaged in any one industry or group of industries. This limitation does not apply to investment in the securities of the U.S. government, its agencies or instrumentalities; and.

Please see revised disclosure following the investment restriction below:

Under the 1940 Act, investments of more than 25% of a fund’s total assets in one or more issuers in the same industry or group of industries constitutes concentration. The Fund will not concentrate in any particular industry or group of industries. The policy in paragraph (7) above will be interpreted in accordance with public interpretations of the SEC and its staff pertaining to concentration from time to time. The Fund will consider the concentration of any underlying funds in which it invests when determining whether the Fund has complied with its concentration policy.

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If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum